Brookfield

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
AS AT SEPTEMBER 30, 2019
AND DECEMBER 31, 2018
AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019 AND 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS, EXCEPT AS NOTED)		Three months ended September 30		Nine months ended September 30
	Notes	2019	2018	2019	2018
Revenues	19	$642	$674	$2,254	$2,202
Other income		25	7	50	26
Direct operating costs		(239)	(257)	(745)	(760)
Management service costs	19	(29)	(22)	(73)	(64)
Interest expense - borrowings	9	(164)	(176)	(515)	(534)
Share of earnings from equity-accounted investments	13	1	6	33	12
Foreign exchange and unrealized financial instrument loss	5	(10)	(10)	(40)	(35)
Depreciation	8	(200)	(192)	(600)	(611)
Other		(38)	(18)	(41)	(72)
Income tax expense
Current	7	(10)	(6)	(49)	(20)
Deferred	7	23	11	(11)	(2)
		13	5	(60)	(22)
Net income		$1	$17	$263	$142
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	$36	$55	$204	$142
General partnership interest in a holding subsidiary held by Brookfield	10	(1)	(1)	—	(1)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	10	(22)	(22)	3	(20)
Preferred equity	10	6	7	19	20
Preferred limited partners' equity	11	12	10	33	29
Limited partners' equity	12	(30)	(32)	4	(28)
		$1	$17	$263	$142
Basic and diluted (loss) earnings per LP Unit		$(0.17)	$(0.18)	$0.02	$(0.16)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2019	2018	2019	2018
Net income		$1	$17	$263	$142
Other comprehensive loss that will not be reclassified to net income
Revaluations of property, plant and equipment	8	83	(13)	83	163
Actuarial (loss) gain on defined benefit plans		—	4	(13)	9
Deferred income taxes on above items		(16)	2	(12)	(49)
Total items that will not be reclassified to net income		67	(7)	58	123
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(631)	(126)	(463)	(534)
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	5	(17)	(12)	(15)	2
Unrealized gain (loss) on foreign exchange swaps net investment hedge	5	21	(11)	22	50
Unrealized gain (loss) on investments in equity securities	5	14	10	37	(1)
Reclassification adjustments for amounts recognized in net income	5	(1)	3	(1)	17
Deferred income taxes on above items		(1)	4	—	(12)
Total items that may be reclassified subsequently to net income		(615)	(132)	(420)	(478)
Other comprehensive loss		(548)	(139)	(362)	(355)
Comprehensive loss		$(547)	$(122)	$(99)	$(213)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	(274)	(21)	(21)	118
General partnership interest in a holding subsidiary held by Brookfield	10	(2)	(1)	(1)	(3)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	10	(119)	(53)	(61)	(151)
Preferred equity	10	(1)	17	35	4
Preferred limited partners' equity	11	12	10	33	29
Limited partners' equity	12	$(163)	$(74)	$(84)	$(210)
		(547)	(122)	(99)	(213)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	14	$209	$173
Restricted cash	15	166	136
Trade receivables and other current assets	16	635	607
Financial instrument assets	5	75	60
Due from related parties	19	75	65
Assets held for sale	4	782	920
		1,942	1,961
Financial instrument assets	5	197	124
Equity-accounted investments	13	1,536	1,569
Property, plant and equipment	8	28,350	29,025
Goodwill		777	828
Deferred income tax assets	7	114	91
Other long-term assets		519	505
Total Assets		$33,435	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$675	$533
Financial instrument liabilities	5	21	27
Payables due to related parties	19	133	101
Non-recourse borrowings	9	384	495
Liabilities directly associated with assets held for sale	4	385	533
		1,598	1,689
Financial instrument liabilities	5	146	111
Corporate borrowings	9	2,119	2,328
Non-recourse borrowings	9	8,122	7,895
Deferred income tax liabilities	7	4,096	4,140
Other long-term liabilities		956	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	7,841	8,129
General partnership interest in a holding subsidiary held by Brookfield	10	61	66
Participating non-controlling interests - in a holding subsidiary ‑ Redeemable/Exchangeable units held by Brookfield	10	2,974	3,252
Preferred equity	10	585	568
Preferred limited partners' equity	11	833	707
Limited partners' equity	12	4,104	4,484
Total Equity		16,398	17,206
Total Liabilities and Equity		$33,435	$34,103
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250
Net income	(30)	—	—	—	—	—	(30)	12	6	36	(1)	(22)	1
Other comprehensive income (loss)	—	(153)	15	—	(4)	9	(133)	—	(7)	(310)	(1)	(97)	(548)
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	35	—	—	35
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(12)	(6)	(124)	(13)	(66)	(313)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	(9)	1	(3)	—	—	(1)	(12)	—	1	8	11	(7)	1
Change in period	(129)	(152)	12	—	(4)	8	(265)	—	(6)	(385)	(4)	(192)	(852)
Balance as at September 30, 2019	$(1,011)	$(777)	$5,930	$(9)	$(42)	$13	$4,104	$833	$585	$7,841	$61	$2,974	$16,398

Balance, as at June 30, 2018	$(448)	$(533)	$4,628	$(7)	$(21)	$9	$3,628	$707	$589	$6,140	$53	$2,609	13,726
Net income (loss)	(32)	—	—	—	—	—	(32)	10	7	55	(1)	(22)	17
Other comprehensive income (loss)	—	(45)	(2)	1	(1)	5	(42)	—	10	(76)	—	(31)	(139)
Capital contributions	—	—	—	—	—	—	—	—	—	9	—	—	9
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(10)	(6)	(81)	(11)	(64)	(260)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	(6)	—	(1)	—	—	—	(7)	—	—	(1)	10	(3)	(1)
Change in period	(124)	(45)	(3)	1	(1)	5	(167)	—	11	(94)	(2)	(120)	(372)
Balance as at September 30, 2018	$(572)	$(578)	$4,625	$(6)	$(22)	$14	$3,461	$707	$600	$6,046	$51	$2,489	$13,354
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income	4	—	—	—	—	—	4	33	19	204	—	3	263
Other comprehensive income (loss)	—	(112)	16	(4)	(8)	20	(88)	—	16	(225)	(1)	(64)	(362)
Preferred LP Units issued (Note 11)	—	—	—	—	—	—	—	126	—	—	—	—	126
LP Units purchased for cancellation (Note 12)	(1)	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	333	—	—	333
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	(83)	—	—	(83)
Distributions or dividends declared	(277)	—	—	—	—	—	(277)	(33)	(19)	(520)	(41)	(201)	(1,091)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	5
Other	206	(13)	(206)	1	—	(11)	(23)	—	1	3	37	(16)	2
Change in period	(63)	(125)	(190)	(3)	(8)	9	(380)	126	17	(288)	(5)	(278)	(808)
Balance as at September 30, 2019	$(1,011)	$(777)	$5,930	$(9)	$(42)	$13	$4,104	$833	$585	$7,841	$61	$2,974	$16,398

Balance, as at December 31, 2017	(259)	(378)	4,616	(9)	(29)	15	3,956	511	616	6,298	58	2,843	14,282
Net income	(28)	—	—	—	—	—	(28)	29	20	142	(1)	(20)	142
Other comprehensive income (loss)	—	(200)	9	3	7	(1)	(182)	—	(16)	(24)	(2)	(131)	(355)
Preferred LP Units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP Units purchased for cancellation	(8)	—	—	—	—	—	(8)	—	—	—	—	—	(8)
Capital contributions	—	—	—	—	—	—	—	—	—	13	—	—	13
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(266)	—	—	—	—	—	(266)	(29)	(20)	(438)	(34)	(192)	(979)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	7
Other	(18)	—	—	—	—	—	(18)	—	—	34	30	(11)	35
Change in period	(313)	(200)	9	3	7	(1)	(495)	196	(16)	(252)	(7)	(354)	(928)
Balance as at September 30, 2018	$(572)	$(578)	$4,625	$(6)	$(22)	$14	$3,461	$707	$600	$6,046	$51	$2,489	$13,354
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2019	2018	2019	2018
Operating activities
Net income		$1	$17	$263	$142
Adjustments for the following non-cash items:
Depreciation	8	200	192	600	611
Unrealized foreign exchange and financial instruments loss	5	11	5	42	14
Share of earnings from equity-accounted investments	13	(1)	(5)	(33)	(11)
Deferred income tax expense	7	(23)	(11)	11	2
Other non-cash items		19	10	69	50
Dividends received from equity-accounted investments	13	16	13	44	27
Changes in due to or from related parties		56	16	20	28
Net change in working capital balances		(13)	(1)	(11)	(46)
		266	236	1,005	817
Financing activities
Long-term debt - borrowings	9	$449	$231	$449	$231
Corporate credit facilities, net	9	12	174	(709)	354
Proceeds from non-recourse borrowings	9	336	308	1,281	1,698
Repayment of non-recourse borrowings	9	(517)	(316)	(1,183)	(2,156)
Capital contributions from participating non-controlling interests - in operating subsidiaries	10	35	9	292	13
Issuance of preferred limited partnership units	11	—	—	126	196
Repurchase of LP Units	12	—	—	(1)	(8)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	10	(124)	(81)	(520)	(438)
To preferred shareholders	10	(6)	(7)	(19)	(20)
To preferred limited partners' unitholders	11	(11)	(9)	(31)	(27)
To unitholders of Brookfield Renewable or BRELP	10, 12	(171)	(161)	(513)	(482)
Borrowings from related party	19	14	—	936	200
Repayments to related party	19	(336)	(200)	(936)	(200)
		(319)	(52)	(828)	(639)
Investing activities
Investment in equity-accounted investments		—	—	(4)	(420)
Acquisitions net of cash and cash equivalents in acquired entity	2	(55)	—	(81)	(12)
Investment in property, plant and equipment	8	(52)	(59)	(115)	(153)
Proceeds from disposal of assets	3	16	—	98	—
(Investment in) disposal of securities	5	65	—	(9)	25
Restricted cash and other		(23)	(46)	(12)	(75)
		(49)	(105)	(123)	(635)
Foreign exchange gain (loss) on cash		(9)	(6)	(8)	(14)
Cash and cash equivalents
Increase (decrease)		(111)	73	46	(471)
Net change in cash classified within assets held for sale		(2)	3	(10)	(15)
Balance, beginning of period		322	237	173	799
Balance, end of period		$209	$313	$209	$313
Supplemental cash flow information:
Interest paid		$144	$154	$463	$469
Interest received		$6	$5	$16	$17
Income taxes paid		$16	$10	$53	$33
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners" equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2018 audited consolidated financial statements. Except for the recently adopted IFRS 16, Leases (“IFRS 16”) and the early adopted amendment to IFRS 3, Business combinations (“IFRS 3”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2018 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 11, 2019.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR, ZAR, CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, South African Rand and Chinese Yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Changes to lease accounting policy
Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(d).
Policy applicable from January 1, 2019
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•
the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

•	Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

◦	Brookfield Renewable has the right to operate the asset; or

◦	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
This policy is applied to contracts entered into, or changed, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Accounting as a lessee under IFRS 16
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•
The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.
Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at September 30, 2019.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

Short-term leases and leases of low-value assets
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Policy applicable before January 1, 2019
For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

◦	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

◦	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

◦
Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17
In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.
Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.
Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.
(d) Recently adopted accounting standards
Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.
IFRS 3 – Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
IFRS 16 – Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at that date. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
2. ACQUISITIONS
India Wind Portfolio
Brookfield Renewable, along with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the "India Wind Portfolio").
Brookfield Renewable acquired the India Wind Portfolio for a total consideration of INR 4.6 billion ($67 million), plus a contingent payment expected to be INR 0.8 billion ($12 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the India Wind Portfolio. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the India Wind Portfolio.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from India Wind Portfolio would have been $34 million for the nine months ended September 30, 2019.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

China Wind Facility
On September 30, 2019, Brookfield Renewable, along with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China ("China Wind Facility") for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the China Wind Facility. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the China Wind Facility.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $30 million for the for the nine months ended September 30, 2019.
The purchase price allocation, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind	China Wind	Total
Restricted cash	$4	$2	$6
Trade receivables and other current assets	14	51	65
Property, plant and equipment	243	307	550
Other non-current assets	10	—	10
Current liabilities	(1)	(23)	(24)
Current portion of non-recourse borrowings	(12)	(18)	(30)
Financial instruments	(4)	—	(4)
Non-recourse borrowings	(158)	(131)	(289)
Deferred income tax liabilities	(8)	(28)	(36)
Other long-term liabilities	(9)	—	(9)
Fair value of net assets acquired	$79	$160	$239
3. DISPOSAL OF ASSETS
In May and August 2019, Brookfield Renewable, along with its institutional partners, completed the partial sale of its South African Portfolio, corresponding to 146 MW of wind and solar assets. The total consideration was ZAR 1,651 million ($112 million). This resulted in a loss on disposition of $8 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $135 million ($42 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $42 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the South Africa portfolio is shown below:

(MILLIONS)	South Africa
Proceeds	$112
Carrying value of net assets held for sale
Assets	616
Liabilities	(410)
Non-controlling interests	(86)
120
Loss on disposal	$(8)

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

4.  ASSETS HELD FOR SALE
As at September 30, 2019, assets held for sale within Brookfield Renewable's operating segments include portfolios of wind and solar assets in Thailand, Malaysia, South Africa, Northern Ireland and Portugal.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$19	$8
Restricted cash	20	47
Trade receivables and other current assets	24	28
Property, plant and equipment	716	749
Goodwill	—	22
Other long-term assets	3	66
Assets held for sale	$782	$920
Liabilities
Current liabilities	$15	$23
Long-term debt	255	360
Other long-term liabilities	115	150
Liabilities directly associated with assets held for sale	$385	$533
Northern Ireland Portfolio
The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the Northern Ireland Portfolio. The carrying amounts of the assets and directly associated liabilities classified as held for sale are $239 million and $140 million, respectively, as at September 30, 2019. These carrying amounts have been presented separately in the consolidated statement of financial position. A revaluation of the Northern Ireland Portfolio was performed in accordance with Brookfield Renewable's accounting policy election to apply the revaluation method.
Portugal Portfolio
The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the Portugal Portfolio. The carrying amounts of the assets and directly associated liabilities classified as held for sale are $212 million and $130 million, respectively, as at September 30, 2019. These carrying amounts have been presented separately in the consolidated statement of financial position. A revaluation of the Portugal Portfolio was performed in accordance with Brookfield Renewable's accounting policy election to apply the revaluation method.
Completed Asset Sales
In May and August 2019, Brookfield Renewable, along with its institutional partners, completed the partial sale of its South African portfolio, corresponding to 146 MW of wind and solar assets. See Note 3 - Disposal of assets.
Subsequent to quarter-end, Brookfield Renewable completed the sale of a wind portfolio in Northern Ireland and a wind portfolio in Portugal for total proceeds of $186 million ($74 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no material changes in exposure to these risks since the December 31, 2018 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 - inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 - inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 - inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2019				December 31, 2018
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$209	$—	$—	$209	$173
Restricted cash(1)	209	—	—	209	181
Financial instrument assets(2)
Energy derivative contracts	—	45	—	45	3
Interest rate swaps	—	1	—	1	9
Foreign exchange swaps	—	45	—	45	55
Investments in equity securities	72	63	46	181	117
Property, plant and equipment	—	—	28,350	28,350	29,025
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	—	(3)	—	(3)	(22)
Interest rate swaps	—	(155)	—	(155)	(116)
Foreign exchange swaps	—	(9)	—	(9)	—
Contingent consideration(3)	—	—	(14)	(14)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	1,143	—	—	1,143	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(2,237)	(13)	—	(2,250)	(2,367)
Non-recourse borrowing	(412)	(8,867)	—	(9,279)	(8,696)
Total	$(1,016)	$(8,893)	$28,382	$18,473	$19,062

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to business combinations with obligations lapsing in 2019 to 2024.

(4)	The fair value corresponds to Brookfield Renewable's investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the nine months ended September 30, 2019.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2019			December 31, 2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$45	$3	$42	$(19)
Interest rate swaps	1	155	(154)	(107)
Foreign exchange swaps	45	9	36	55
Investments in equity securities	181	—	181	117
Total	272	167	105	46
Less: current portion	75	21	54	33
Long-term portion	$197	$146	$51	$13

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Investments in equity securities
Brookfield Renewable's investments in equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$(3)	$(3)	$9	$(1)
Interest rate swaps	(9)	4	(41)	24
Foreign exchange swaps - cash flow	20	10	1	56
Foreign exchange gain (loss)	(18)	(21)	(9)	(114)
	$(10)	$(10)	$(40)	$(35)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$(7)	$(14)	$31	$(11)
Interest rate swaps	(10)	2	(46)	13
	(17)	(12)	(15)	2
Foreign exchange swaps - net investment	21	(11)	22	50
Investments in equity securities	14	10	37	(1)
	$18	$(13)	$44	$51
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$(4)	$—	$(11)	$8
Interest rate swaps	3	3	10	9
	$(1)	$3	$(1)	$17

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	161	50	56	46	21	11	8	56	21	—	430	(97)	309	642
Other income	2	17	—	—	2	—	—	3	—	4	28	(5)	2	25
Direct operating costs	(68)	(14)	(22)	(14)	(8)	(2)	(1)	(10)	(12)	(6)	(157)	26	(108)	(239)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	76	3	79
Adjusted EBITDA	95	53	34	32	15	9	7	49	9	(2)	301	—	206
Management service costs	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Interest expense - borrowings	(39)	(4)	(9)	(16)	(6)	(2)	(2)	(13)	(3)	(21)	(115)	28	(77)	(164)
Current income taxes	(1)	(3)	(1)	(1)	—	—	—	—	—	—	(6)	3	(7)	(10)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	2	(29)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(124)	(124)
Funds From Operations	55	46	24	15	9	7	5	36	6	(70)	133	—	—
Depreciation	(57)	(22)	(5)	(38)	(11)	(4)	(1)	(13)	(6)	(1)	(158)	35	(77)	(200)
Foreign exchange and unrealized financial instrument loss	(3)	(2)	2	3	(10)	(2)	—	(4)	(1)	3	(14)	8	(4)	(10)
Deferred income tax expense	25	1	(1)	(4)	2	—	—	(1)	—	4	26	1	(4)	23
Other	(20)	(1)	(1)	(2)	3	(4)	(3)	(8)	—	(4)	(40)	5	(3)	(38)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	88	88
Net income (loss) attributable to Unitholders(2)	—	22	19	(26)	(7)	(3)	1	10	(1)	(68)	(53)	—	—	(53)

(1)
Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $36 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2018:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	166	53	54	50	17	15	4	58	25	—	442	(100)	332	674
Other income	1	1	—	—	—	—	—	1	—	1	4	(1)	4	7
Direct operating costs	(68)	(16)	(25)	(20)	(8)	(2)	(1)	(13)	(11)	(5)	(169)	31	(119)	(257)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	—	70
Adjusted EBITDA	99	38	29	30	9	13	3	46	14	(4)	277	—	217
Management service costs	—	—	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Interest expense - borrowings	(44)	(5)	(9)	(16)	(6)	(2)	(1)	(15)	(3)	(27)	(128)	29	(77)	(176)
Current income taxes	(2)	(2)	—	—	(1)	—	—	—	—	—	(5)	2	(3)	(6)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	—	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(137)	(137)
Funds From Operations	53	31	20	14	2	11	2	31	11	(70)	105	—	—
Depreciation	(57)	(32)	(4)	(34)	(13)	(3)	—	(11)	(5)	(1)	(160)	32	(64)	(192)
Foreign exchange and unrealized financial instrument loss	(5)	1	—	—	1	(3)	(1)	—	—	1	(6)	—	(4)	(10)
Deferred income tax expense	7	—	(1)	(4)	1	—	—	(1)	—	15	17	3	(9)	11
Other	(1)	2	(4)	(3)	—	—	—	—	(1)	(4)	(11)	(2)	(5)	(18)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	82	82
Net income (loss) attributable to Unitholders(2)	(3)	2	11	(27)	(9)	5	1	19	5	(59)	(55)	—	—	(55)

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $55 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	700	173	174	167	71	27	13	145	66	—	1,536	(286)	1,004	2,254
Other income	11	20	—	2	3	—	—	5	—	8	49	(11)	12	50
Direct operating costs	(210)	(49)	(67)	(49)	(24)	(7)	(3)	(27)	(36)	(17)	(489)	82	(338)	(745)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	215	15	230
Adjusted EBITDA	501	144	107	120	50	20	10	123	30	(9)	1,096	—	693
Management service costs	—	—	—	—	—	—	—	—	—	(73)	(73)	—	—	(73)
Interest expense - borrowings	(119)	(16)	(25)	(51)	(13)	(6)	(3)	(42)	(10)	(70)	(355)	78	(238)	(515)
Current income taxes	(7)	(9)	(7)	(2)	—	(1)	—	—	—	—	(26)	4	(27)	(49)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(82)	(7)	(89)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(421)	(421)
Funds From Operations	375	119	75	67	37	13	7	81	20	(204)	590	—	—
Depreciation	(168)	(66)	(15)	(117)	(34)	(13)	(3)	(41)	(18)	(3)	(478)	104	(226)	(600)
Foreign exchange and unrealized financial instrument loss	—	1	1	2	(19)	(3)	—	—	(2)	(25)	(45)	13	(8)	(40)
Deferred income tax expense	(15)	3	(5)	13	8	—	(1)	15	—	22	40	(35)	(16)	(11)
Other	(46)	(2)	—	(9)	1	1	(1)	(32)	—	(12)	(100)	26	33	(41)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(108)	—	(108)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	217	217
Net income (loss) attributable to Unitholders(2)	146	55	56	(44)	(7)	(2)	2	23	—	(222)	7	—	—	7

(1)
Share of earnings from equity-accounted investments of $33 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $204 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	655	185	160	158	46	33	9	106	62	—	1,414	(197)	985	2,202
Other income	6	3	1	1	1	—	—	4	—	2	18	(5)	13	26
Direct operating costs	(206)	(55)	(70)	(50)	(20)	(7)	(3)	(23)	(29)	(17)	(480)	63	(343)	(760)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	455	133	91	109	27	26	6	87	33	(15)	952	—	667
Management service costs	—	—	—	—	—	—	—	—	—	(64)	(64)	—	—	(64)
Interest expense - borrowings	(128)	(17)	(29)	(44)	(12)	(6)	(3)	(30)	(10)	(75)	(354)	54	(234)	(534)
Current income taxes	(5)	(7)	—	(1)	(2)	—	—	—	—	—	(15)	3	(8)	(20)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(57)	(10)	(67)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(415)	(415)
Funds From Operations	322	109	62	64	13	20	3	57	23	(203)	470	—	—
Depreciation	(170)	(103)	(14)	(89)	(30)	(10)	(2)	(24)	(17)	(1)	(460)	61	(212)	(611)
Foreign exchange and unrealized financial instrument loss	(4)	—	1	3	6	(11)	(2)	(3)	(2)	14	2	(6)	(31)	(35)
Deferred income tax expense	1	1	(4)	(9)	2	—	—	(1)	—	24	14	2	(18)	(2)
Other	(19)	(2)	(4)	(8)	(3)	—	(2)	(10)	(10)	(17)	(75)	15	(12)	(72)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(72)	—	(72)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	273	273
Net income (loss) attributable to Unitholders(2)	130	5	41	(39)	(12)	(1)	(3)	19	(6)	(183)	(49)	—	—	(49)

(1)
Share of loss from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $142 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

The following table presents information on a segmented basis about certain items in Brookfield Renewable's statements of financial position:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2019
Cash and cash equivalents	$14	$13	$26	$24	$25	$3	$4	$43	$6	$—	$158	$(76)	$127	$209
Property, plant and equipment	11,075	1,737	1,502	2,449	624	313	189	1,547	669	—	20,105	(3,688)	11,933	28,350
Total assets	11,793	1,903	1,762	2,579	912	335	230	1,751	714	128	22,107	(2,681)	14,009	33,435
Total borrowings	2,899	177	437	1,278	312	72	136	1,151	231	2,128	8,821	(2,131)	3,935	10,625
Other liabilities	2,823	135	414	476	217	8	62	343	27	—	4,505	(549)	2,456	6,412
For the nine months ended September 30, 2019:
Additions to property, plant and equipment	78	26	11	109	16	3	—	—	17	2	262	(104)	105	263
As at December 31, 2018
Cash and cash equivalents	$6	$37	$7	$30	$29	$5	$2	$41	$9	$3	$169	$(81)	$85	$173
Property, plant and equipment	11,498	1,907	1,609	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	2,105	1,868	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	198	419	1,210	463	75	31	1,021	249	2,328	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	150	434	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the nine months ended September 30, 2018:
Additions to property, plant and equipment	55	22	4	9	10	—	—	9	2	6	117	(15)	56	158

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

Geographical Information
The following table presents consolidated revenue split by geographical region for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
United States	$177	$196	$719	$691
Colombia	230	222	718	664
Canada	64	76	299	302
Brazil	98	119	297	328
Europe	25	19	94	87
Asia	48	42	127	130
	$642	$674	$2,254	$2,202
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	Sep 30, 2019	Dec 31, 2018
United States	$12,651	$12,705
Colombia	6,234	6,665
Canada	5,759	5,705
Brazil	3,223	3,553
Europe	1,152	1,624
Asia	867	342
	$29,886	$30,594
7. INCOME TAXES
Brookfield Renewable's effective income tax rate was 18.6% for the nine months ended September 30, 2019 (2018: 13.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025
IFRS 16 adoption (3)	1	79	62	—	4	145
Additions		99	16	—	3	118
Acquisitions through business combinations	2	—	550	—	—	550
Transfer to assets held for sale	4	—	(428)	—	—	(428)
Items recognized through OCI
Change in fair value		—	83	—	—	83
Foreign currency translation		(418)	(107)	(3)	(15)	(543)
Items recognized through net income
Depreciation		(392)	(184)	(11)	(13)	(600)
As at September 30, 2019		$24,047	$3,852	$214	$237	$28,350

(1)	Includes storage, biomass and cogeneration.

(2)	Includes intangible assets of $10 million (2018: $11 million) and assets under construction of $382 million (2018: $388 million).

(3)
On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 - Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings are presented in the following table:

	September 30, 2019				December 31, 2018
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	3.6	5	$13	$13	3.3	4	$721	$721
Medium Term Notes:
Series 4 (C$150)	5.8	17	113	$138	5.8	18	$110	$124
Series 7 (C$450)	5.1	1	340	350	5.1	2	330	342
Series 8 (C$400)	4.8	2	302	319	4.8	3	293	309
Series 9 (C$400)	3.8	6	302	317	3.8	6	293	288
Series 10 (C$500)	3.6	7	377	395	3.6	8	367	357
Series 11 (C$300)	4.3	9	227	246	4.3	10	220	220
Series 12 (C$300)	3.4	10	227	229	—	—	—	—
Series 13 (C$300)	4.3	30	227	232	—	—	—	—
	4.3	9	$2,115	$2,226	4.4	7	$1,613	$1,640
Total corporate borrowings			2,128	2,239			2,334	2,361
Less: Unamortized financing fees(1)			(9)				(6)
			$2,119				$2,328

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts.
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	September 30, 2019	December 31, 2018
Authorized corporate credit facilities(1)	$2,100	$2,100
Draws on corporate credit facilities(1)	(13)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(219)	(209)
Available portion of corporate credit facilities	$2,268	$1,470

(1)	Amounts are guaranteed by Brookfield Renewable.
On June 12, 2019, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2024. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable base rate plus an applicable margin, which is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20% as at September 30, 2019.
In June 2019, Brookfield Renewable increased its letter of credit facility by $100 million to a total of $400 million.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On September 13, 2019, Brookfield Renewable completed the issuance of C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes. The medium term notes have fixed interest rates of 3.38% and 4.29%, respectively, and have maturity dates of January 2030 and November 2049, respectively. Both series were corporate-level green bonds.
Subsequent to quarter-end, Brookfield Renewable repaid C$450 million ($340 million) of Series 7 medium-term notes.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt. Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2019				December 31, 2018
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric	6.0	9	$6,354	$6,939	6.1	9	$6,318	$6,517
Wind	5.3	11	1,974	2,099	4.7	11	1,914	1,957
Solar	5.9	6	146	150	6.0	7	142	133
Storage and other	4.0	4	88	91	4.1	5	91	95
Total	5.8	9	$8,562	$9,279	5.7	10	$8,465	$8,702
Add: Unamortized premiums(1)			9				1
Less: Unamortized financing fees(1)			(65)				(76)
Less: Current portion			(384)				(495)
			$8,122				$7,895

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.
On June 6, 2019, Brookfield Renewable completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.09%, 6.98%, IPC + 3.68% and IPC + 3.97%, respectively.
On June 14, 2019, Brookfield Renewable completed a refinancing of €325 million ($365 million) of debt associated with the European business. The amortizing debt, including associated swaps, bears a fixed interest rate of 3.18% and matures in December 2032.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

On June 21, 2019, Brookfield Renewable completed a refinancing of $30 million associated with a hydroelectric portfolio in the United States. The debt bears a fixed rate of 3.42% and matures in January 2022.
On August 15, 2019, Brookfield Renewable completed a refinancing of $45 million associated with the United States hydroelectric business. The debt bears interest at the applicable base rate plus a margin of 2.75% and matures in September 2022.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2019	December 31, 2018
Participating non-controlling interests - in operating subsidiaries	$7,841	$8,129
General partnership interest in a holding subsidiary held by Brookfield	61	66
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	2,974	3,252
Preferred equity	585	568
	$11,461	$12,015
On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as our initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of our 2018 annual audited consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity.
Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

Participating non-controlling interests -in operating subsidiaries
The net change in participating non-controlling interests - in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non- controlling interests	Other	Total
As at December 31, 2017	$850	$1,682	$1,852	$—	$—	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	—	4	14	174	1	8	297
OCI	66	298	805	—	(11)	(18)	504	5	58	1,707
Capital contributions	—	9	5	—	293	—	—	—	—	307
Acquisition	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(276)	—	—	(6)	(167)	—	(6)	(553)
Other	—	12	(3)	—	(10)	—	—	—	53	52
As at December 31, 2018	$900	$1,929	$2,469	$—	$276	$124	$2,212	$15	$204	$8,129
Net income (loss)	4	(13)	52	3	15	18	118	—	7	204
OCI	(10)	11	(89)	(1)	6	—	(140)	(1)	(1)	(225)
Capital contributions	—	—	2	64	269	—	—	(2)	—	333
Disposal	—	—	—	—	—	—	—	—	(83)	(83)
Distributions	(16)	(64)	(224)	—	(1)	(11)	(189)	(1)	(14)	(520)
Other	—	1	1	—	(6)	—	3	(1)	5	3
As at September 30, 2019	$878	$1,864	$2,211	$66	$559	$131	$2,004	$10	$118	$7,841
Interests held by third parties	75-80%	43-60%	23-71%	71%	50%	25%	53%	0.5%	20-50%

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at September 30, 2019, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2018: 2,651,506) and 129,658,623 (December 31, 2018: 129,658,623), respectively.
Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$4	$4
Incentive distribution	12	10	37	30
	13	11	41	34
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	66	64	201	192
	$79	$75	$242	$226
Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
(MILLIONS EXCEPT AS NOTED)
				2019	2018	September 30, 2019	December 31, 2018
Series 1 (C$136)	5.45	3.36	Apr 2020	$2	$3	$104	$100
Series 2 (C$113)(1)	4.51	4.27	Apr 2020	3	3	86	83
Series 3 (C$249)	9.96	4.40	Jul 2019	6	6	190	182
Series 5 (C$103)	4.11	5.00	Apr 2018	3	3	78	75
Series 6 (C$175)	7.00	5.00	Jul 2018	5	5	133	128
	31.04			$19	$20	$591	$568

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2020, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2019.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2019	2018	September 30, 2019	December 31, 2018
Series 5 (C$72)	2.89	5.59	Apr 2018	$2	$3	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	6	6	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	7	6	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	7	7	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	7	7	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	4	—	126	—
	44.89			$33	$29	$833	$707
On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.
As at September 30, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2019, 178,945,449 LP Units were outstanding (December 31, 2018: 178,821,204 LP Units) including 56,068,944 LP Units (December 31, 2018: 56,068,944 LP Units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2019, 38,997 LP Units and 144,245 LP Units, respectively (2018: 63,653 LP Units and 221,342 LP Units) were issued under the distribution reinvestment plan at a total cost of $2 million and $5 million (2018: $2 million and $7 million).
As at September 30, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at September 30, 2019.
In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

repurchased during the three months ended September 30, 2019 and September 30, 2018. During the nine months ended September 30, 2019, Brookfield Renewable repurchased and cancelled 20,000 LP Units (2018: 281,359 LP Units) at a total cost of $1 million (2018: $8 million).
Distributions
The composition of the limited partners' equity distributions is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Brookfield	$29	$27	$87	$82
External LP Unitholders	63	61	190	184
	$92	$88	$277	$266
In February 2019, Unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which took effect with the distribution payable in March 2019.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2019.

(MILLIONS)
Opening balance	$1,569
Acquisition	4
Share of net income	33
Share of other comprehensive income	(15)
Dividends received	(44)
Foreign exchange translation and other	(11)
Ending balance	$1,536
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Revenue	$345	$334	$1,060	$812
Net income	2	24	103	12
Share of net income(1)	1	6	33	12

(1)	Brookfield Renewable's ownership interest in these entities ranges from 14% to 50%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

(MILLIONS)	September 30, 2019	December 31, 2018
Current assets	$713	$682
Property, plant and equipment	12,508	11,999
Other assets	604	608
Current liabilities	1,530	1,080
Non-recourse borrowings	6,098	6,078
Other liabilities	1,442	1,197

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2019	December 31, 2018
Cash	$188	$127
Short-term deposits	21	46
	$209	$173
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2019	December 31, 2018
Operations	$94	$119
Credit obligations	111	60
Development projects	4	2
Total	209	181
Less: non-current	(43)	(45)
Current	$166	$136
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2019	December 31, 2018
Trade receivables	$359	$339
Prepaids and others	103	114
Other short-term receivables	125	109
Current portion of contract asset	48	45
	$635	$607
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2019	December 31, 2018
Operating accrued liabilities	$234	$263
Accounts payable	89	76
Interest payable on corporate and subsidiary borrowings	92	76
Deferred consideration	183	30
LP Unitholders distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	33	30
Other	44	58
	$675	$533

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9% up to a price ceiling.
During the quarter, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $550 million to acquire a 50% interest in X-Elio, a global independent solar platform. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2019	December 31, 2018
Brookfield Renewable along with institutional investors	$52	$51
Brookfield Renewable's subsidiaries	332	338
	$384	$389
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable and Brookfield completed a transaction to internalize all energy marketing capabilities in North America into Brookfield Renewable. Refer to Note 27 - Related Party Transactions in our 2018 annual audited consolidated financial statements for additional details of the energy marketing internalization.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. As at September 30, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to September 30, 2019 including any interest that had been accrued. The interest expense on the deposit for the three and nine months ended September 30, 2019 totaled $2 million and $5 million, respectively (2018: $2 million and $7 million).
The following table reflects the related party agreements and transactions in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2019	2018	2019	2018
Revenues
Power purchase and revenue agreements	$101	$101	$469	$375
Wind levelization agreement	—	2	1	6
	$101	$103	$470	$381
Direct operating costs
Energy purchases	$(3)	$(3)	$(8)	$(8)
Energy marketing fee	(6)	(6)	(18)	(18)
Insurance services(1)	(6)	(6)	(20)	(19)
	$(15)	$(15)	$(46)	$(45)
Interest expense - borrowings	$(2)	$(2)	$(5)	$(7)
Management service costs	$(29)	$(22)	$(73)	$(64)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2019 were less than $1 million (2018: less than $1 million).

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2019
Current assets	$32	$400	$2,142	$96	$3,911	$(4,639)	$1,942
Long-term assets	4,957	246	—	23,427	31,788	(28,925)	31,493
Current liabilities	41	7	24	4,335	1,829	(4,638)	1,598
Long-term liabilities	—	—	2,107	113	13,881	(662)	15,439
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	7,841	—	7,841
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	2,974	—	—	2,974
Preferred equity	—	585	—	—	—	—	585
Preferred limited partners' equity	833	—	—	844	—	(844)	833
As at December 31, 2018
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	—	—	1,607	798	13,445	(642)	15,208
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,129	—	8,129
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,252	—	—	3,252
Preferred equity	—	568	—	—	—	—	568
Preferred limited partners' equity	707	—	—	718	—	(718)	707

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the "Holding Entities".

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2019
Revenues	$—	$—	$—	$—	$643	$(1)	$642
Net income (loss)	(19)	—	3	(158)	211	(36)	1
Three months ended September 30, 2018
Revenues	$—	$—	$—	$1	$673	$—	$674
Net income (loss)	(22)	—	—	(182)	205	16	17
Nine months ended September 30, 2019
Revenues	$—	$—	$—	$—	$2,255	$(1)	$2,254
Net income (loss)	37	—	5	(103)	957	(633)	263
Nine months ended September 30, 2018
Revenues	$—	$—	$—	$2	$2,200	$—	$2,202
Net income (loss)	1	7	—	(172)	644	(338)	142

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 - Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 - Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to quarter-end, we announced our intention to create a Canadian corporation (“BEPC”) with publicly-traded shares that we expect will be economically-equivalent to the limited partnership units of Brookfield Renewable. The class A shares of BEPC are expected to be distributed as a special distribution to Brookfield Renewable’s existing unitholders, other than preferred unitholders. The class A shares of BEPC will be structured with the intention of being economically equivalent to the limited partnership units of BEP and will be exchangeable, at the shareholder's option, for one BEP limited partnership unit. Subject to receiving required approvals, the BEPC class A shares will be publicly listed. A registration statement on Form F-1 in connection with this transaction was filed with the SEC on November 8, 2019 and a preliminary prospectus will be filed with the securities regulators in Canada (and available on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com). This Interim Report does not constitute an offer to sell or the solicitation of an offer to buy any securities of BEPC or BEP, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Brookfield Renewable Partners L.P.	Q3 2019 Interim Consolidated Financial Statements and Notes	September 30, 2019

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BRF.PR.O (Preferred LP Units - Series 15)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN